As filed with the Securities and Exchange Commission on April 11, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                         General Identifying Information

1.                                       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

2.                                       Name of fund: SEI Insurance Products Trust

3.                                       Securities and Exchange Commission File No.: 811-09183

4.                                       Is this an initial Form N-8F or an amendment to a previously filed Form N-8?

☐                                    Initial Application                                ☒           Amendment

5.                                       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

101 Federal Street

Boston, MA 02110

6.                                     Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Timothy W. Levin, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103

(215) 963-5037

7.                                     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

SEI Investments Global Funds Services

1 Freedom Valley Drive

Oaks, PA 19456

(610) 676-3494

8.             Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                     Subclassification if the fund is a management company (check only one):

☒                                  Open-end              ☐            Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.           Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser/Sub-Adviser	Address

Acadian Asset Management Inc. (SEI VP International Equity)	10 Post Office Square Boston, Massachusetts 02109

Alliance Capital Management L.P. (SEI VP Emerging Markets Equity)	1345 Avenue of the Americas New York, New York 10105

Artisan Partners Limited Partnership (SEI VP Small Cap Value)	875 E. Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202

Banc of America Capital Management, LLC (SEI VP Prime Obligation)	101 S. Tryon Street Charlotte, North Carolina 28255

Barclays Global Fund Advisors (SEI VP Large Cap Value, SEI VP S&P 500 Index)	45 Fremont Street San Francisco, California 94105

BlackRock Advisors, Inc. (SEI VP Core Fixed Income)	40 East 52nd Street New York, New York 10022

BlackRock International, Ltd. (SEI VP International Equity)	40 Torpichen Street Edinburgh, EH3 8JB Scotland

The Boston Company Asset Management, LLC (SEI VP Emerging Markets Equity)	One Boston Place Boston Massachusetts 02108

Capital Guardian Trust Company (SEI VP International Equity)	333 South Hope Street, 55th Floor Los Angeles, California 90071

Chartwell Investment Partners (SEI VP Small Cap Value)	1235 Westlakes Drive, Suite 400 Berwyn, Pennsylvania 19312

Coronation Asset Management (Proprietary) Limited (SEI VP Emerging Markets Equity)	Coronation House Boundary Terraces 1 Mariendahl Lane Newlands, 7700, Cape Town, 7700

Credit Suisse Asset Management, LLC (SEI VP High Yield Bond, SEI VP Emerging Markets Equity)	466 Lexington Avenue New York, New York 10017

David J. Greene and Company, LLC (SEI VP Small Cap Value)	599 Lexington Avenue, 12th Floor New York, New York 10022

Duncan-Hurst Capital Management Inc. (SEI VP Large Cap Growth)	4365 Executive Drive, Suite 1520 San Diego, California 92121

Emerging Markets Management, L.L.C. (SEI VP Emerging Markets Equity)	1001 Nineteenth Street North, 17th Floor Arlington, Virginia 22209-1722

Goldman Sachs Asset Management, L.P. (SEI VP Large Cap Growth)	32 Old Slip New York, New York 10005

Iridian Asset Management LLC (SEI VP Large Cap Value)	276 Post Road West Westport, Connecticut 06880

Lee Munder Investments, Ltd. (SEI VP Small Cap Growth)	200 Clarendon Street, 28th Floor Boston, Massachusetts 02116

Lloyd George Investment Management (Bermuda) Limited (SEI VP Emerging Markets Equity)	3803 One Exchange Square Central Hong Kong

LSV Asset Management (SEI VP Large Cap Value, SEI VP Small Cap Value)	1 N. Wacker Drive Chicago, Illinois 60606

Martingale Asset Management, L.P. (SEI VP Small Cap Value)	222 Berkeley Street Boston, Massachusetts 02116

Mazama Capital Management, Inc. (SEI VP Small Cap Growth)	One Southwest Columbia Street, Suite 1500 Portland, Oregon 97258

McKinley Capital Management Inc. (SEI VP Large Cap Growth, SEI VP Small Cap Growth)	3301 C Street, Suite 500 Anchorage , Alaska 99503

Mellon Bond Associates, LLP (SEI VP Bond Index)	One Mellon Center, Suite 5400 Pittsburgh, Pennsylvania 15258

Mellon Equity Associates, LLP (SEI VP Large Cap Value, SEI VP Small Cap Value)	500 Grant Street, Suite 4200 Pittsburgh, Pennsylvania 15258-0001

Metropolitan West Asset Management LLC (SEI VP Core Fixed Income)	11766 Wilshire Boulevard, Suite 1580 Los Angeles, California 90025

Montag & Caldwell, Inc. (SEI VP Large Cap Growth)	3455 Peachtree Street NE, Suite 1200 Atlanta, Georgia 30326-3248

Morgan Stanley Investment Management Inc. (SEI VP International Equity)	1221 Avenue of the Americas New York, New York 10020

Nicholas-Applegate Capital Management (SEI VP High Yield Bond)	600 West Broadway, Suite 2900 San Diego, California 92101

Nomura Corporate Research and Asset Management Inc. (SEI VP High Yield Bond)	2 World Financial Center Building B New York, New York 10281-1198

Oechsle International Advisors (SEI VP International Equity)	One International Place, 23rd Floor Boston, Massachusetts 02110

Peregrine Capital Management, Inc. (SEI VP Large Cap Growth)	800 LaSalle Avenue, Suite 1850 Minneapolis, Minnesota 55402

Provident Investment Counsel, Inc. (SEI VP Large Cap Growth)	300 North Lake Avenue, Penthouse Pasadena, California 91101

Robert W. Baird & Company, Inc. (SEI VP Core Fixed Income)	777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202

RS Investment Management, L.P. (SEI VP Small Cap Growth)	388 Market Street, Suite 1700 San Francisco, California 94111

SEI Investments Management Corporation (All)	One Freedom Valley Drive Oaks, Pennsylvania 19456

Salomon Brothers Asset Management Inc (SEI VP Emerging Markets Debt)	399 Park Avenue New York, New York 10022

Sanford C. Bernstein & Co., LLC (SEI VP Large Cap Value)	767 Fifth Avenue New York, New York 10153

Sawgrass Asset Management, LLC (SEI VP Small Cap Growth)	1579 The Greens Way Jacksonville, Florida 32250

Schroder Investment Management North America Inc. (SEI VP Emerging Markets Equity)	875 Third Avenue, 22nd Floor New York, New York 10022

Security Capital Research & Management Incorporated (SEI VP Small Cap Value)	11 South LaSalle Street Chicago, Illinois 60603

Shenkman Capital Management, Inc. (SEI VP High Yield Bond)	461 Fifth Avenue New York, New York 10017

Sterling Capital Management LLC (SEI VP Small Cap Value)	Two Morrocroft Centre 4064 Colony Road, Suite 300 Charlotte, North Carolina 28211

TCW Investment Management Company (SEI VP Large Cap Growth)	865 S. Figueroa Street, Suite 1800 Los Angeles, California 90017

Transamerica Investment Management, LLC (SEI VP Large Cap Growth)	1150 S. Olive Street, 27th Floor Los Angeles, California 90015

Wellington Management Company, LLP (SEI VP Small Cap Growth)	75 State Street Boston, Massachusetts 02109

Western Asset Management Company (SEI VP Core Fixed Income)	117 East Colorado Boulevard, 6th Floor Pasadena, California 91105

World Asset Management, LLC (S&P 500 Index Fund)	480 Pierce Street Birmingham, Michigan 48009

12.           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, PA 19456

13.           If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)           Depositor’s name(s) and address(es):

(b)           Trustee’s name(s) and address(es):

14.           Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                                    Yes         ☒           No

If Yes, for each UIT state:

Name(s):

File No.:  811-

Business Address:

15.         (a)                    Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes         ☐            No

If Yes, state the date on which the board vote took place:

March 11, 2003

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐                                    Yes         ☒           No

If Yes, state the date on which the shareholder vote took place:

If No, explain: No shareholder approval was required under the Trust’s Agreement and Declaration of Trust.

II.            Distributions to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                                  Yes                         ☐            No

(a)           If Yes, list the date(s) on which the fund made those distributions:

August 29, 2003

(b)           Were the distributions made on the basis of net assets?

☒                           Yes                         ☐            No

(c)                                  Were the distributions made pro rata based on share ownership?

☒                           Yes                         ☐            No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐                            Yes                         ☒           No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities?

☐                                    Yes                         ☐            No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

☒                                  Yes                         ☐            No

No assets are left in the fund’s account.

If No,

(a)                                How many shareholders does the fund have as of the date this form is filed?
(b)           Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                                    Yes                         ☒           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐                                    Yes                         ☒           No

If Yes,

(a)                                  Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)                                 Why has the fund retained the remaining assets?
(c)                                  Will the remaining assets be invested in securities?

☐                                    Yes                         ☐            No

21.           Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐                                    Yes                         ☒           No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$25,000

(ii)	Accounting expenses:	$0.00

(iii)	Other expenses (list and identify separately):	$2,400

	Audit Expenses

(iv)	Total expenses (sum of lines (i)-(iii) above):	$27,400

(b)           How were those expenses allocated?

Legal expenses were allocated on the basis of relative net assets. Audit expense was allocated to the International Equity Fund.

(c)           Who paid those expenses?

The expenses were paid by the Funds.

(d)           How did the fund pay for unamortized expenses (if any)?
There were no unamortized expenses at liquidation date.

23.           Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                                    Yes         ☒           No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

☐                                    Yes         ☒           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                                    Yes         ☒           No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.           (a)           State the name of the funds surviving the Merger:

(b)           State the Investment Company Act file number of the fund surviving the Merger:

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number:

Form Type:

Filing Date:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SEI Insurance Products Trust; (ii) he is the Secretary of SEI Insurance Products Trust; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Timothy D. Barto

Name: Timothy D. Barto

Title:Vice President and Secretary